Exhibit (c)(3)

81nidZpGqzkSDMpD Deutsche Bank Corporate & Investment Bank Deutsche Bank Securities Inc., a subsidiary of Deutsche Bank AG, conducts investment banking and securities activities in the United States. Project Pine Organizational Meeting of the Special Committee January 16, 2018

81nidZpGqzkSDMpD Deutsche Bank Corporate & Investment Bank Legal matters Review of the proposal Process overview Illustrative valuation framework A B C D Discussion agenda

B Review of the proposal (1/3)

#		Key terms / comments of proposal	Comments / areas for clarification
1	Information disclosed	– Press release – 13D – Letter to the Board of Directors – Joint bidding agreement ("JBA")	
2	Buyer overview	– *"Trident Pine Acquisition LP ("Trident" [or "SPC"]), an affiliate of Stone Point Capital LLC ("Stone Point"), is pleased to submit this non-binding indicative proposal, together with Barry D. Zyskind [("BZ")], George Karfunkel and Leah Karfunkel and certain entities controlled by them (the "Family Stockholders"), for the potential acquisition of all of the outstanding shares of common stock of AmTrust Financial Services, Inc. ("AmTrust") not owned or controlled by the Family Stockholders"* – *"This proposal assumes that the Family Stockholders, senior management and certain other stockholders associated with or related to the Family Stockholders will roll the shares of common stock of AmTrust owned or controlled by them into the Acquiror and that the Family Stockholders will also make an additional cash contribution to the Acquiror"*	– Lack of detailed disclosure on investment contribution of involved parties – Identity of senior management and certain other stockholders associated with or related to the Family Stockholders who will roll shares
3	Ownership	– *"…the Family Stockholders currently own or control approximately 43% of the outstanding shares of common stock of AmTrust…"*	– Treatment of PIPE shares
4	Economic terms	– Acquisition price: $12.25 per share – Premium: 20.8% over January 8, 2017 closing price – *"The Group [(Trident and Family Stockholders)] estimates that the aggregate consideration required to acquire the Shares not owned or controlled by the Group in the proposed transaction described in Item 4 below would be approximately $1.1 billion"*	– No reference to valuation or other metrics
5	Formation of Special Committee	– *"We expect that a special committee consisting of independent members of AmTrust's board of directors will consider the proposed transaction and make a recommendation to the AmTrust board of directors. We further expect that the special committee will retain its own independent legal and financial advisors to assist in its review of the proposed transaction"*	– Typical

Source: Press release dated 1/9/2018, 13D filed 1/10/2018, Letter to the Board of Directors dated 1/9/2018, Joint bidding agreement dated 1/9/2018

Deutsche Bank
Corporate & Investment Bank
1

B Review of the proposal (2/3)

#		Key terms / comments of proposal	Comments / areas for clarification
6	Shareholder vote	– *"The transaction will be subject to a non-waivable condition requiring approval of a majority of the shares of AmTrust not owned by the Family Stockholders, senior management, or their respective affiliates or associates"*	– Typical
7	Other buyers	– *"The Family Stockholders believe that Stone Point is uniquely positioned to partner with the Family Stockholders to undertake the proposed transaction and the Family Stockholders have no interest in selling any of the shares of common stock of AmTrust owned or controlled by them"*	– Typical
8	Conditions to close	– *"Consummation of the proposed transaction would be contingent on the "majority of the minority" stockholder approval described above, receipt of required regulatory approvals, AmTrust's consummation of its previously announced sale of a 51% equity interest in certain of AmTrust's U.S.-based fee businesses to Madison Dearborn Partners and other customary conditions to closing, potentially including a condition related to the percentage of outstanding shares of common stock of AmTrust demanding appraisal rights. The proposed transaction would not be subject to a financing condition"*	– Discuss financing condition (not in press release) – Contingent on sale of U.S.-based fee business (not in press release) – Understand potential appraisal rights condition
9	Other securities	– *"…this proposal also contemplates that the outstanding series of AmTrust preferred stock will remain outstanding in accordance with their terms"*	– Silent on converts / debt – Ongoing disclosure and other obligations of the preferred securities
10	Definitive documents	– *"Any obligation of Stone Point (including funds managed by Stone Point) and the Family Stockholders with respect to the proposed transaction will be only as set forth in a definitive written agreement executed by them"*	– Typical (not in press release)

Source: Press release dated 1/9/2018, 13D filed 1/10/2018, Letter to the Board of Directors dated 1/9/2018, Joint bidding agreement dated 1/9/2018

Deutsche Bank
Corporate & Investment Bank
2

81nidZpGqzkSDMpD Deutsche Bank Corporate & Investment Bank Review of the proposal (3/3) 3Key terms / comments of proposal Comments / areas for clarification Requests In connection with the proposed transaction, we hereby request that the specialcommittee agree to allow Stone Point and the Family Stockholders to speak withcertain other stockholders that are related to or associated with the FamilyStockholders about potentially rolling over such other stockholders shares ofcommon stock in connection with the proposed transaction Discuss process and parameters Identity of certain other stockholders Stone Point and the Family Stockholders also request that the special committeeagree to allow Stone Point and the Family Stockholders to speak with certain otherthird-party financing sources regarding such other third-party financing sourcespotential equity participation in the proposed transaction Discuss process and parameters Joint BiddingAgreement SPC and the Stockholders are engaged in discussions regarding the potentialacquisition of AmTrustFinancial Services, Inc.,. pursuant to which AmTrustwouldbe acquired by a new entity formed by the Parties [(SPC and the Stockholders)] Each of the Parties agrees to work exclusively with the other Parties with respect toa Bid This Agreement shall terminate automatically upon the earlier of (A) consummationof a Transaction or (B) three (3) months after the date hereof Stockholders shall, on a joint and several basis, pay to SPC, contingent upon,and within fifteen (15) business days of the consummation of such transaction(whether or not within such twelve (12) month period), an amount determined by BZin good faith, which amount shall not be less than $10,000,000 and shall not begreater than $30,000,000) Advisors Family: Paul Weiss Stone Point: SkaddenArpsand E&Y

81nidZpGqzkSDMpD Deutsche Bank Corporate & Investment Bank Maintain status quo Conduct due diligence of business (business, projections/financial, legal, other) Illustrative process straw-man 4 C Evaluate and analyze proposal Proceed with current proposal Negotiate higher price Approach third party buyers Negotiate with bidder and advisors Close transaction Conduct organizational and preparatory work (hire advisors, etc.) Recapitalization / other Review various options, including but not limited to: Negotiate transaction and market check (if appropriate)

D

Illustrative valuation framework
Potential items for consideration

	Valuation levers	Comments
1	Company financial plan	– Understand assumptions and benchmark plan vs. prior projections, historical performance, Wall Street analyst estimates and peers
2	Excess capital and leverage capacity	– Analysis of capitalization including excess capital, if any – Incremental debt capacity, if any – Ability to conduct share buybacks based on leverage and excess capital
3	Public market performance & research perspectives	– Current and recent stock price performance – Stand-alone and against market and peers – Consider volume / Volume Weighted Average Price – Shareholder base analysis – Review of Wall Street analyst earnings estimates and changes in earnings estimates, if any
4	Trading comparables	– Analysis of trading valuations of comparable companies – Price / Earnings, Price / Book Value, Price / Tangible Book Value are typically considered – Regression of Price / Book Value to Return on Equity is also sometimes used for insurance companies
5	Precedent insurance company transactions	– Analysis of multiples paid in precedent transactions – Price / Earnings, Price / Book Value, Price / Tangible Book Value and bid premia are typically considered – Multiples can reflect change of control premium
6	Precedent minority squeeze-outs	– Review of minority squeeze-out bid premia relative to undisturbed price
7	Dividend discount model	– Discount future dividends and the calculated terminal value; apply an appropriate discount rate reflecting the cost of equity
8	Analysis of other buyers	– Level of interest / actionability – Ability to pay

Deutsche Bank
Corporate & Investment Bank

5

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